Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

Acco Group Holdings Limited (the “Company”) is an exempted company with limited liability, incorporated under the laws of the Cayman Islands on May 31, 2024. The Company operates as a holding entity with no direct business activities. Through its wholly-owned Operating Subsidiaries, Accolade Corporate Services Limited and Accolade Consultants Limited in Hong Kong, and Accolade IP (SG) Pte. Ltd. in Singapore, the Group provides corporate secretarial and accounting services in Hong Kong, as well as intellectual property (“IP”) registration services in Singapore.

ACSL and ACL specialize in providing corporate compliance and accounting solutions for companies of all sizes, from small and medium-sized enterprises (SMEs) to multinational corporations. These services include annual filing and reporting, compliance with local regulations, financial statement preparation, and corporate governance. ACSL leverages its experience and expertise to ensure clients’ operations comply with the regulatory frameworks in Hong Kong, allowing them to focus on their core business activities.

ASG specializes in the registration and protection of intellectual property rights in Singapore, including trademarks and designs. As intellectual property becomes an increasingly valuable asset in today’s global economy, ASG enables businesses to safeguard their innovations and brand identities, enhancing their market competitiveness.

Through our Operating Subsidiaries, we are a multi-disciplinary, IT-driven corporate service provider with a strong presence in Hong Kong and Singapore. Under the “Accolade” brand, our Operating Subsidiaries specialize in offering corporate secretarial services and accounting services in Hong Kong, as well as intellectual properties (“IP”) registration services in Singapore.

The Company’s Operating Subsidiaries are known for their client-centric approach, emphasizing personalized service and efficient solutions. Leveraging technology-driven tools and expert knowledge, we believe we are well-positioned to cater to the growing demand for corporate services in Asia’s dynamic business environments. The Company aims to continue expanding its market presence, particularly in Hong Kong and Singapore, while exploring new growth opportunities in the U.S. market.

With a reputation for reliability and professionalism, we are committed to providing clients with comprehensive corporate services to support their growth and compliance in an ever-evolving regulatory landscape.

The Company generates revenue primarily through its three wholly-owned Operating Subsidiaries: ACSL and ACL in Hong Kong, and ASG in Singapore. ACSL and ACL primarily provide corporate secretarial and accounting services, ensuring compliance with regulatory requirements and supporting businesses with essential corporate governance tasks. ASG focuses on intellectual property registration services in Singapore, helping clients secure and protect their trademarks and designs.

We will continue to adhere to our business principles of providing high-quality corporate secretarial, accounting, and intellectual property services. By leveraging innovative technology and delivering reliable, efficient services, we believe that maintaining the highest standards will drive sustainable growth, strengthen our market position, and create long-term value for our shareholders.

Our Services

(1) Corporate secretarial services

The corporate secretarial services are designed to ensure that companies comply with local statutory and regulatory requirements. The corporate secretarial services can be broadly classified into the categories of company formation, maintenance of statutory records and annual compliance.

(2) Accounting services

The accounting services are tailored to the needs of businesses in Hong Kong, ensuring their compliance with local accounting standards and requirements. The accounting services encompass preparation of financial reports as well as tax computation and related filings. Where necessary, our Operating Subsidiaries may also assist consulting companies in liaising with and advising their clients on accounting matters.

(3) IP registration services

Our Operating Subsidiaries offer IP registration services to help our clients advance and protect their IPs. The IP registration services consist of searches, applications and renewals of trademarks. If so requested by our clients, our Operating Subsidiaries may also assist them to formulate IP protection strategies on macro-level.

We aspire to expand our business and become an integrated platform for providing one-stop corporate services tailored to our clients’ specific needs. We intend to leverage our successful experience in Hong Kong and Singapore and help other overseas clients to set up and maintain their businesses in the U.S. and Southeast Asia.

Attributable mainly to the increase of corporate secretarial services and IP registration services, our revenue increase from approximately US$4.4 million for the year ended June 30, 2024 to approximately US$4.9 million for the year ended June 30, 2025; while our profit before tax increased from approximately US$1.1 million to approximately US$1.2 million in the corresponding periods.

Recent Developments

The shares of the Company began trading on the Nasdaq Capital Market on October 17, 2025, under the ticker symbol “ACCL”. The Company consummated its initial public offering of 1,400,000 ordinary shares at the price of $4.00 per ordinary shares. As a result, the Company has raised aggregate gross proceeds of $5,600,000 in the initial public offering, before deducting underwriting discounts and other related expenses. The underwriters were granted a 45-day over-allotment Option to purchase up to an additional 210,000 ordinary shares. On November 19, 2025, the underwriters exercised the over-allotment option resulted in the sale of 49,900 additional shares, contributing $199,600 in additional gross capital. As a result, the Group has raised aggregate gross proceeds of $5,799,600, including the previously announced IPO gross proceeds of $5,600,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Group.

Summary of Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of Six Months Ended December 31, 2025 and 2024

The following table sets forth key components of our results of operations for the six months ended December 31, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended December 31,		Variance	% of variance
	2025	2024
Revenue	$2,638,840	$2,612,597	$26,243	1.0%
Cost of revenue	(1,602,130)	(1,485,218)	(116,912)	7.9%
Gross profit	1,036,710	1,127,379	(90,669)	(8.0)%

Operating expenses
Selling and marketing expenses	(236,846)	(214,904)	(21,942)	10.2%
General and administrative expenses	(728,576)	(332,498)	(396,078)	119.1%
Total operating expenses	(965,422)	(547,402)	(418,020)	76.4%
Operating income	71,288	579,977	(508,689)	(87.7)%
Total other income, net	27,887	35,788	(7,901)	(22.1)%
Income before taxes	99,175	615,765	(516,590)	(83.9)%
Provision for income taxes	(4,978)	(54,448)	(49,470)	(90.9)%
Net income	$94,197	$561,317	(467,120)	(83.2)%

Revenue

The following table sets forth our revenue for the six months ended December 31, 2025 and 2024, respectively:

	For the Six Months Ended December 31,
	2025	2024	Variance	% of variance
Corporate secretarial services	$1,618,946	$1,548,104	$70,842	4.6%
Accounting services	624,430	493,520	130,910	26.5%
IP registration services	395,464	570,973	(175,509)	(30.7)%
Total	2,638,840	2,612,597	26,243	1.0%

Our total revenue increased modestly by US$26,243 (or 1%), from US$2,612,597 for the six months ended December 31, 2024, to US$2,638,840 for the six months ended December 31, 2025. This stable top-line performance reflects healthy organic growth within our corporate secretarial services and accounting services lines, which effectively offset a slowdown in our IP registration services. The revenue mix continues to shift toward recurring, service-based income streams, enhancing overall revenue stability and visibility.

Revenue from corporate secretarial services increased by US$70,842 (or 4.6%), from US$1,548,104 for the six months ended December 31, 2024 to US$1,618,946 for the six months ended December 31, 2025, primarily driven by a steady expansion of our client base. The total number of active corporate secretarial clients grew from 2,764 to 2,972, representing an increase of 208 clients, or 7.5%. Average revenue per client declined slightly from approximately US$560 to US$545. This decrease was mainly attributable to introductory pricing strategies designed to attract new early-stage corporate clients and strengthen long-term recurring revenue streams.

Accounting services represented the fastest-growing division during the period, with the revenue increasing by US$130,910 (or 26.5%) from US$493,520 for the six months ended December 31, 2024 to US$624,430 for the six months ended December 31, 2025. The total number of active accounting clients increased from 476 to 494, representing a 3.8% growth in client base. In addition, average revenue per client rose from approximately US$1,037 to US$1,264, reflecting an increase in service scope and engagement depth per client. This strong double-digit growth was driven i) continued new client acquisition, ii) expansion of service offerings to existing clients, and iii) increased demand for more comprehensive accounting and compliance support.

The gain in our other operational divisions were partially offset by US$175,509, or (30.7%), decline in IP registration revenue, which decreased from US$570,973 for the six months ended December 31, 2024 to US$395,464 for the six months ended December 31, 2025. Although our IP registration client base remained relatively stable, declining only modestly from 210 to 191 clients, average revenue per client decreased from approximately US$2,710 to US$2,070. The decline was primarily attributable to a transitional change in key sales personnel within our Singapore office. This turnover temporarily disrupted client relationship management and pipeline execution, resulting in reduced high-value filings and delayed application activity from existing enterprise clients during the six-month period. Management expects performance in this division to stabilize as the sales team transition has been completed and client engagement efforts normalize.

Overall, Operating Subsidiaries maintained operational stability, our overall revenue remained stable, supported by continued expansion of our recurring service lines.

Cost of Revenue

The following table sets forth our revenue for the six months ended December 31, 2025 and 2024, respectively:

	For the six months ended December 31,
	2025	2024	Variance	% of variance
Cost of revenue	$1,602,130	$1,485,218	$116,912	7.9%

The increase in our cost of revenue by US$116,912, or 7.9%, from US$1,485,218 for the six months ended December 31, 2024, to US$1,602,130 for the six months ended December 31, 2025. The increase was primarily attributable to higher personnel-related expenses incurred to support the expansion of our corporate secretarial and accounting service lines. The increase was partially offset by lower costs associated with IP registration services, which declined in line with reduced filing activity during the period.

Gross profit

Our gross profit is summarized as follows:

	For the six months ended December 31,
	2025	2024	Variance
Gross profit	$1,036,710	$1,127,379	$(90,669)
Gross profit margin	39.3%	43.2%	(8.0)%

Our gross profit decreased by US$90,669, from US$1,127,379 for the six months ended December 31, 2024, to US$1,036,710 for the six months ended December 31, 2025. Gross profit margin declined from 43.2% to 39.3% over the same period.

The decrease was primarily attributable to the 7.9% increase in cost of revenue, which exceeded revenue growth of 1.0%. The increase in cost of revenue was mainly driven by higher personnel-related expenses to support expansion in our corporate secretarial and accounting service lines. Additionally, changes in revenue mix during the period contributed to the margin contraction.

Overall, the decline in gross margin reflects higher operating costs relative to revenue growth during the period.

Operating expenses

Our operating expenses consist of the following:

	For the six months ended December 31,
	2025	2024	Variance
	$	$	Amount	%
Selling expenses	236,846	214,904	21,942	10.2%
General and administrative expenses	728,576	332,498	396,078	119.1%
Total	965,422	547,402	418,020	76.4%

Selling and marketing expenses increased by US$21,942 or 10.2% from US$214,904 for the six months ended December 31, 2024 to US$236,846 for the six months ended December 31, 2025. The increase was primarily attributable to higher advertising expenditures, including increased television advertising during the period.

General and administrative expenses saw an increase of US$396,078 or 119.1%, from US$332,498 for the six months ended December 31, 2024 to US$728,576 for the six months ended December 31, 2025. The increase was primarily due to higher legal, audit, and other professional fees incurred in connection with the preparation for and completion of our initial public offering.

Other income, net

Other income primarily represents interest income and exchange gain or loss.

Our other income decreased by US$7,901 or 22.1% from US$35,788 for the six months ended December 31, 2024 to US$27,887 for the six months ended December 31, 2025. The decrease was primarily attributable to lower interest income following the maturity of certain fixed deposits during 2025, which were not renewed at comparable balances. In addition, the Company recorded higher foreign exchange losses during the period compared to the prior year.

Income tax expense

Our income tax expenses decreased by US$49,470 or 90.9%, from US$54,448 for the six months ended December 31, 2024 to US$4,978 for the six months ended December 31, 2025 due to an decrease in taxable income during the period.

Net income

As a result of the foregoing, we reported a net income of $94,197 for the six months ended December 31, 2025, as compared to a net income of $561,317 for the six months ended December 31, 2024 due to the reasons discussed above.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations and loans from related parties, if necessary.

As of December 31, 2025, we had cash and cash equivalents of $6,325,111. We remain debt-free, with no outstanding bank borrowings, positioning us well to fund our ongoing operations and support future growth initiatives without leverage. As of December 31, 2025, our current assets were approximately $7.4 million, and our current liabilities were approximately $1.8 million. As of June 30, 2025, our current assets were approximately $2.9 million, and our current liabilities were approximately $1.6 million. Current ratio improved from approximately 1.8 as of June 30, 2025 to 4.1 as of December 31, 2025.

In view of the current cash and bank balances and funds generated by operating activities, we believe we have sufficient resources to meet the working capital needs in the next 12 months from the date the unaudited condensed consolidated financial statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control.

We may from time to time consider declaring or paying dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The following table sets forth a summary of our cash flows for the six months ended December 31, 2025 and 2024:

	For the Six Months Ended December 31,
	2025	2024
Net cash (used in) provided by operating activities	$(357,460)	$363,040
Net cash provided by (used in) investing activities	$(8,514)	$(19,231)
Net cash provided (used in) financing activities	$4,243,092	$(406,153)
Net increase (decrease) in cash and cash equivalents and restricted cash	$3,877,118	$(62,344)
Effect of foreign exchange rate changes	$(2,926)	$(668)
Cash and cash equivalents and restricted cash at the beginning of year	$2,450,919	$2,038,444
Cash and cash equivalents and restricted cash at the end of year	$6,325,111	$1,975,432

Operating Activities

For the six months ended December 31, 2025, our net cash used in operating activities was approximately US$0.4 million, which primarily reflected cash outflow from a decrease in our net income of US$94,197 adjusted for net non-cash expenses of US$0.1 million, which mainly consisted of depreciation of plant and equipment, amortization of operating lease right-of-use assets and allowance for expected credit loss and impairment loss on trade receivables.

For the six months ended December 31, 2024, our net cash provided by operating activities was approximately US$0.4 million, which primarily reflected cash inflow from our net income of US$561,317 adjusted for net non-cash expenses of US$0.1 million, which mainly consisted of depreciation of plant and equipment, amortization of operating lease right-of-use assets and reversal of allowance for expected credit loss and impairment loss on trade receivables.

Investing Activities

Net cash used in investing activities for the six months ended December 31, 2025 and 2024 were US$8,514 and US$19,231 respectively, mainly represented cash payment for purchase of plant and equipment.

Financing Activities

For the six months ended December 31, 2025, net cash provided by financing activities was approximately US$4.2 million, primarily attributable to the proceeds from the issuance of shares in the Company’s initial public offering of US$5,799,600, partially offset by offering costs of US$1,540,280.

For the six months ended December 31, 2024, net cash used in financing activities was approximately US$0.4 million, mainly representing net repayments to related parties and payments for deferred costs related to initial public offering.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following is a schedule of future minimum payments under operating leases as of December 31, 2025:

December 31, 2025
Period ending December 31, 2026	$132,821
Period ending December 31, 2027	91,909
Total undiscounted lease obligations	224,730
Less: imputed interest	(10,782)
Lease liabilities recognized in the consolidated balance sheet	$213,948

Capital Expenditures

For the six months ended December 31, 2025 and 2024, we purchased US$8,514 and US$19,231, respectively, of property and equipment respectively, mainly for use in our operations.

Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment assessment of trade receivables

The management estimates the amount of lifetime expected credit loss (“ECL”) of trade receivables based on provision matrix through grouping of various debtors that have similar credit risk characteristics based on nature and industry of debtors. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective trade receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for forward-looking information that is reasonable and supportable available without undue cost or effort. In addition, trade receivables that are credit-impaired are assessed for ECL individually. The credit loss allowance amount of the credit-impaired trade receivables is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accrued liabilities, amounts due from (to) related parties and lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited interim condensed consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accrued liabilities and amounts due from (to) related parties each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•        Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

•        Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

Lease

Effective January 1, 2023, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2025 and June 30, 2025, there were approximately $189,264 and $255,389 right of use (“ROU”) assets and approximately $213,948 and $273,814 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate 5.625% p.a. was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Group was 5.625%.

Revenue Recognition

Effective January 1, 2023, the Company adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2023 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to January 1, 2023. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

1.      identify its contracts with customers;

2.      identify its performance obligations under those contracts;

3.      determine the transaction prices of those contracts;

4.      allocate the transaction prices to its performance obligations in those contracts; and

5.      recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company provides services to its customers that outline the rights, responsibilities, and obligations of each party in the invoices. The invoices also identify the scope of services, service fees, and payment terms. Invoices are acknowledged and accepted by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

Principal vs. Agent Considerations under ASC 606

Under ASC 606, the Company has evaluated whether it acts as a principal or an agent in its revenue transactions. The distinction is crucial as it affects how revenue is recognized:

•        Principal:    The Company acts as the principal if it controls the specified goods or services before they are transferred to the customer. As a principal, the Company recognizes revenue for the gross amount of consideration expected from the customer.

•        Agent:    The Company acts as an agent if it facilitates the provision of goods or services by another party. As an agent, revenue is recognized as the net amount of the fee or commission earned for arranging the goods or services.

For all the revenue types described below, the Company has determined that it acts as the principal. This conclusion is based on the Company’s control over the goods or services before they are transferred to the customer, its primary responsibility for fulfilling the contract, its exclusive right to select service providers, and its discretion in establishing pricing.

We generate revenue by offering corporate secretarial services, accounting services, and IP registration services provided by our Operating Subsidiaries.

Revenue from Corporate Secretarial Services

Our Operating Subsidiaries provide corporate secretarial services, which include acting as the named company secretary, handling registered office addresses, and ensuring compliance with statutory filing requirements. For services provided in Hong Kong, revenue is recognized over time, as these services are delivered continuously throughout the 12-month contract period. We enter into contracts with clients outlining the terms of service, and revenue is recognized as obligations are fulfilled progressively.

For offshore jurisdictions such as the Cayman Islands and BVI, corporate secretarial services focus on fulfilling one-time obligations, such as annual filings. Revenue for these services is recognized at a point in time, when the specific compliance task (e.g., filing) is completed, transferring control of the service to the client.

Revenue from Accounting Services

Our Operating Subsidiaries provide accounting services to its customers, including bookkeeping, financial report preparation, tax computation, and related filings, under fixed-price service agreements. The performance obligations are the distinct services promised in the agreements. Each service is a separate performance obligation. Revenue is recognized at a point in time, when (i) accounting service is rendered; (ii) financial report preparation is delivered; and (iii) tax filing is completed to customers.

Revenue from IP registration services

For IP registration services, our Operating Subsidiaries assist the clients in securing intellectual property rights. Revenue is recognized at a point in time, upon successful filing or renewal of IP applications.

Our Operating Subsidiaries collects full amount of service fee per invoice at the time of invoicing. Revenue is recognized in line with the satisfaction of performance obligations, which typically occur either over time or at a point in time, depending on the nature of the service provided. This payment structure reflects the immediate transfer of control to the customer once the invoice is issued and the related service is delivered, in accordance with the terms of the contract.

Significant accounts related to the revenue cycle are as follows:

Cost of revenues

The cost of revenue for the Group primarily consists of employee compensation and benefits for revenue-generating personnel, including salaries, provident fund contributions, and other benefits, government fees paid to the Hong Kong SAR Government for company incorporation and compliance filings, supplier fees to offshore agents for incorporations and filings in offshore jurisdictions like the Cayman Islands and BVI, freelancer fees for accounting services in Hong Kong, and IP agent fees in Singapore for intellectual property registration services. These costs are directly tied to the services provided and essential for fulfilling performance obligations across various markets.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2025 and June 30, 2025, the balance of allowance for doubtful accounts for accounts receivable was $15,901 and $14,237, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective July 1, 2022, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, “Income Taxes: Overview and Background”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Hong Kong economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of revenue, selling expenses and general and administrative expenses, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. In addition, we may, from time to time, be exposed to variable interest rate risk if we incur Hong Kong dollar–denominated bank borrowings in the future. An increase will raise the cost of those debts.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, the majority of our consolidated revenues, costs, and expenses are denominated in Hong Kong dollars. Most of our assets are also held in Hong Kong dollars. As a result, we are exposed to foreign exchange risk, as fluctuations in the exchange rates between the U.S. dollar and Hong Kong dollar can impact our revenues and operating results. If the Hong Kong dollar depreciates against the U.S. dollar, the value of our revenues, earnings, and assets, as expressed in our U.S. dollar financial statements, will decline. Currently, we have not entered into any hedging transactions to mitigate this foreign exchange risk.